Exhibit 99.5

CONSENT OF AUTHOR

TO:	Ur-Energy Inc.
British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Securities Commission
Manitoba Securities Commission
Ontario Securities Commission
United States Securities and Exchange Commission

AND TO:	Toronto Stock Exchange
NYSE- Amex

RE:	Ur-Energy Inc. (“Ur-Energy”) - Consent under National Instrument 43-101

Reference is made to the technical report entitled “Technical Report on the Lost Creek Project Wyoming,” (June 2006) and the technical report entitled “Technical Report on the Lost Soldier Project, Wyoming” (July 2006) (together, the “Technical Reports”) which the undersigned has prepared for Ur-Energy.

I have reviewed and approved the summaries of and extracts from the Technical Reports prepared to be filed with the Annual Report on Form 20-F (Annual Information Form) of Ur-Energy (fiscal year ended December 31, 2009) and confirm that such summaries and extracts fairly and accurately represent the information in the Technical Reports.  I hereby consent to the written disclosure of my name, and reference to and incorporation by reference of, the Technical Reports in the public filing of the Annual Report on Form 20-F (Annual Information Form) of Ur-Energy with the regulatory authorities referred to above.  I further consent to the incorporation by reference into Registration Statement No. 333-153098 on Form S-8 of the Technical Reports.

I certify that I have reviewed the Annual Report on Form 20-F (Annual Information Form) being filed and I do not have any reason to believe that there are any misrepresentations in the information contained therein that are derived from the Technical Reports or that are within my knowledge as a result of the services performed by me in connection with the Technical Reports.

Dated:  March 10, 2010.

/s/ C. Stewart Wallis
C. Stewart Wallis, P.Geo.